Exhibit 99.1

BARRICK GOLD CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

1.	Identity of Company

1.1	Name and Address of Company

Barrick Gold Corporation (“Barrick”)

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

1.2	Executive Officer

The following executive officer of Barrick is knowledgeable about the significant acquisition and this report:

Graham Shuttleworth

Senior Executive Vice-President, Chief Financial Officer

416-861-9911

2.	Details of Acquisition

2.1	Nature of Business Acquired

On January 1, 2019, Barrick completed its merger with Randgold Resources Limited (“Randgold”), pursuant to which Barrick acquired all of the issued and outstanding ordinary shares of Randgold (“Randgold Shares”) pursuant to a court-ordered scheme of arrangement under the Companies (Jersey) Law 1991 (the “Merger”).

At the time of the Merger, Randgold was a leading Africa-focused gold mining and exploration company, with an extensive portfolio of mines and greenfield and brownfield projects. Randgold was founded in 1995 and was headquartered in Jersey, Channel Islands. Over the past 23 years, Randgold established an extensive portfolio of mines and exploration programmes in West and Central Africa. Randgold owned two Tier One gold assets:1 a 45% interest in the Kibali mine in the Democratic Republic of Congo and an 80% interest in the Loulo-Gounkoto mining complex in Mali.

2.2	Acquisition Date

January 1, 2019.

2.3	Consideration

In connection with the Merger, Barrick agreed to:

•	issue 6.1280 common shares of Barrick (“Barrick Shares”) for each outstanding Randgold Share (the “Exchange Ratio”), and make cash payments in lieu of issuing fractional Barrick Shares; and

i

•

assume Randgold’s obligations under Randgold’s equity awards outstanding at closing in accordance with the terms of the Merger (“Randgold Equity Awards”) by agreeing to issue Barrick Shares upon the vesting of such awards at a rate based on the Exchange Ratio.

Barrick issued an aggregate of 583,669,178 Barrick Shares and made aggregate cash payments in lieu of issuing fractional Barrick Shares in the amount of approximately $7,400. Based on the closing price of a Barrick Share on the New York Stock Exchange on December 31, 2018, being $13.54, Barrick paid aggregate consideration of approximately $7,908 million in connection with the Merger.

Barrick also assumed the obligation to issue up to 1,562,571 Barrick Shares upon the vesting of the Randgold Equity Awards.

2.4	Effect on Financial Position

Except as set out below, Barrick does not presently have plans or proposals for material changes to its business or affairs or to those of Randgold which may have a significant effect on the financial performance and financial position of Barrick.

In connection with the Merger, Barrick:

•

reconstituted its board with the following nine directors: John Thornton (Executive Chairman), Mark Bristow, María Ignacia Benítez,[3] Gustavo Cisneros, Christopher Coleman, Michael Evans, Brian Greenspun, Brett Harvey (lead independent director), and Andrew Quinn;

•

appointed an executive management team composed of: John Thornton (Executive Chairman), Mark Bristow (President and Chief Executive Officer), Graham Shuttleworth (Senior Executive Vice-President, Chief Financial Officer), Kevin Thomson (Senior Executive Vice-President, Strategic Matters), Grant Beringer (Group Sustainability Executive), Mark Hill (Chief Operating Officer, LATAM and Australia Pacific), Willem Jacobs (Chief Operating Officer, Africa and Middle East), Robert Krcmarov (Executive Vice-President, Exploration and Growth), Rodney Quick (Mineral Resource Management and Evaluation Executive), Catherine Raw (Chief Operating Officer, North America), Darian Rich (Human Resources Executive), Kathy Sipos (General Manager, Corporate Office), John Steele (Metallurgy, Engineering and Capital Projects Executive), Greg Walker (Head of Operations and Technical Excellence, North America) and Lois Wark (Group Corporate Communications and Investor Relations Executive); and

•	changed the name of Randgold to Barrick Gold (Holdings) Limited.

For an illustration of the effect of the Merger on Barrick’s financial position, please refer to the Pro Forma Financial Statements (as defined below) included in Schedule A to this report.

On March 10, 2019, Barrick and Newmont Mining Corporation (“Newmont”) entered into an implementation agreement (the “Implementation Agreement”) to create a joint venture combining their respective mining operations, assets, reserves and talent in Nevada (the “Barrick-Newmont Joint Venture”). The Barrick-Newmont Joint Venture is an historic accord between the two gold mining companies, which have operated independently in Nevada for decades, but have previously been unable to agree terms for cooperation. The Barrick-Newmont Joint Venture is expected to allow Barrick and Newmont to capture an estimated $500 million in average annual pre-tax synergies in the first five full years of the combination, which is projected to total $5 billion pre-tax net present value4 over a 20-year period.

Following the completion of the Barrick-Newmont Joint Venture, the Nevada complex will be the world’s single-largest gold producer, with a pro forma output of more than four million ounces in 2018, three Tier One gold assets,1 potentially another one in the making, and 48 million ounces of reserves.5,6,7

The establishment of the Barrick-Newmont Joint Venture is subject to the usual conditions, including regulatory approvals, and is expected to be completed in the coming months. The joint venture will exclude Barrick’s Fourmile project and Newmont’s Fiberline and Mike deposits, pending the determination of their commercial feasibility.

As a result of the Implementation Agreement, Barrick has withdrawn its Newmont acquisition proposal announced on February 25, 2019, and its proposals for the Newmont annual general meeting submitted on February 22, 2019.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Merger was not a transaction with an informed person, associate or affiliate of Barrick (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations).

2.7	Date of Report

March 13, 2019.

3.	Financial Statements and Other Information

The following financial statements are attached as Schedule A to this report:

•

the audited consolidated financial statements of Randgold as at and for the financial years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the auditor’s report thereon dated March 8, 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”); and

•

the unaudited pro forma consolidated balance sheet of Barrick as at December 31, 2018 and the unaudited pro forma consolidated statement of income of Barrick for the year ended December 31, 2018 (the “Pro Forma Financial Statements”).

Currency and Exchange Rate Information

This report contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. References to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/United States dollar exchange rate. Except as indicated below, the information is based on the average daily exchange rate as reported by the Bank of Canada. Such average daily exchange rate on March 11, 2019 was C$1.3414 = US$1.00.

	Period End	Average(1)	Low	High
		(C$ per US$)
Year ended December 31,
2018	1.3642	1.2957	1.2288	1.3642
2017	1.2545	1.2986	1.2128	1.3743

(1)	The average of the noon buying rates and daily average rates, as applicable, during the relevant period.

Cautionary Statement on Forward-Looking Information

The information in this report has been prepared as at March 13, 2019. Certain information contained in this report constitutes “forward-looking information statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “plan”, “assume”, “estimate”, “potential”, “may”, “will”, “should”, “would” and similar expressions identify forward-looking statements. In particular, this report contains forward-looking statements including, without limitation, with respect to Barrick’s plans or proposals for material changes to its business or affairs or to those of Randgold which may have a significant effect on the financial performance and financial position of Barrick; the proposed Barrick-Newmont Joint Venture; the expected impact of the Barrick-Newmont Joint Venture, including potential real pre-tax synergies (and the net present value and per annum savings of such synergies) as well as effects on and, as applicable, estimates of, the proposed Barrick-Newmont Joint Venture’s portfolio of Tier One gold assets, annual gold production and reserves and resources; and the expected timing and scope of the proposed Barrick-Newmont Joint Venture, including receipt of necessary regulatory approvals and satisfaction of closing conditions. Forward-looking statements are necessarily based upon a number of assumptions, including material assumptions considered reasonable by Barrick as at the date of this report in light of management’s experience and perception of current conditions and expected developments, and are inherently subject to significant business, economic and competitive uncertainties and contingencies. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect Barrick’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Barrick. Readers are cautioned not to put undue reliance on forward-looking statements which are not guarantees of future events, and speak only as of the date made. All of the forward-looking statements made in this report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form and Management’s Discussion and Analysis on file with the United States Securities and Exchange Commission (the “SEC”) and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Third Party Data

Any reference to Tier One gold assets1 of Barrick senior gold peers2 included in this report is based on data obtained from Wood Mackenzie as of August 31, 2018 or in relation to Newmont, certain more recent information provided by Newmont which Barrick has not independently verified. Wood Mackenzie is an independent third-party research and consultancy firm that provides data for, among others, the metals and mining industry. Neither Wood Mackenzie nor Newmont is affiliated with Barrick.

Where figures for Barrick are compared to its senior gold peers,2 other than Newmont, the data from Wood Mackenzie has been used to ensure consistency in the compared measure for Barrick and the comparator group. Barrick does not have the ability to verify the Wood Mackenzie figures, other than with respect to its own mines, and the non-GAAP financial performance measures used by Wood Mackenzie may not correspond to the non-GAAP financial performance measures calculated by Barrick or any of its senior gold peers. Please also refer to “Endnotes” below.

Presentation of Financial Information

The unaudited pro forma consolidated financial statements of Barrick included in this report are reported in US dollars and have been prepared by Barrick management in accordance with the recognition and measurement principles of IFRS as issued by IASB and incorporate the significant accounting policies expected to be used to prepare consolidated financial statements. The historical financial statements and all other financial information of Randgold included in this report are reported in US dollars and have been prepared in accordance with IFRS, as issued by IASB. Audited financial statements of Randgold were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). Certain tables and other figures in this report may not add due to rounding.

Pro Forma Financial Statements

The unaudited pro forma consolidated financial statements included in this report give effect to the Merger and certain related adjustments described in the notes accompanying those financial statements. The unaudited pro forma consolidated balance sheet gives effect to the Merger as if it had closed on December 31, 2018. The unaudited pro forma consolidated statements of income for the year ended December 31, 2018 gives effect to the Merger as if it had closed on January 1, 2018. The unaudited pro forma consolidated financial statements are based on the respective historical audited consolidated financial statements of Barrick and Randgold for the year ended December 31, 2018. Pro forma financial information presented in this report has been derived from the unaudited pro forma consolidated financial statements of Barrick. The pro forma financial information presented in this report should be read in conjunction with the historical consolidated financial statements of both Barrick and Randgold for the years ended December 31, 2018 and 2017. See the unaudited pro forma consolidated balance sheet of Barrick as at December 31, 2018 and the unaudited pro forma consolidated statement of income of Barrick for the year ended December 31, 2018 attached as Schedule A to this report.

v

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition would have been had the Merger occurred on the date indicated. They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations of Barrick may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial statements due to a variety of factors.

The unaudited pro forma information and adjustments are based upon current available information and certain assumptions that Barrick believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The actual adjustments to the consolidated financial statements of Barrick in connection with the closing of the Merger will depend on a number of factors, including, among others, the actual expenses of the Merger and other additional information that becomes available after the date of this report. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Risk Factors” on pages 72 to 75 of the information circular dated October 4, 2018 prepared in connection with the special meeting of Barrick’s shareholders held on November 5, 2018.

Endnotes

(1)

A Tier One gold asset is a mine with a stated mine life in excess of 10 years with annual production of at least five hundred thousand ounces of gold and “total cash cost” per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately owned mines). “Total cash cost” per ounce is based on data from Wood Mackenzie as of August 31, 2018, except in respect of Barrick’s mines where Barrick relied on its internal data which is more current and reliable. The Wood Mackenzie calculation of “total cash cost” per ounce may not be identical to the manner in which Barrick calculates comparable measures. “Total cash cost” per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. “Total cash cost” per ounce should not be considered by investors as an alternative to cost of sales or to other IFRS measures. Barrick believes that “total cash cost” per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. See “Third Party Data” above.

(2)	Senior gold peers means the following companies: Agnico Eagle Mines Limited, Goldcorp Inc., Newcrest Mining Limited and Newmont.

(3)	Ms. Benítez passed away on February 28, 2019.

(4)

Represents the net present value of pre-tax synergies projected over a twenty-year period, assuming consensus commodity prices and a 5% discount rate. Based on Barrick estimates. Synergies (or net present value of synergies) as used in this report is a management estimate provided for illustrative purposes, and should not be considered a GAAP / IFRS or non-GAAP / non-IFRS financial measure. “Synergies” represent management’s combined estimate of pre-tax synergies, supply chain efficiencies and cost improvements, as a result of the proposed Barrick-Newmont Joint Venture that have been monetized and projected over a twenty year period for purposes of the estimation, applying a discount rate of 5%. Such estimates are necessarily imprecise and are based on numerous judgements and assumptions. Expected synergies is a “forward-looking statement” subject to risks, uncertainties and other factors which could cause actual synergies to differ from expected synergies. See “Cautionary Statement on Forward-Looking Information”.

(5)

The potential pro forma proven and probable reserve figure of Barrick and Newmont’s operations in Nevada was derived by adding the reserves reported by Barrick in its management’s discussion and analysis in respect of the annual audited consolidated financial statements for the year ended December 31, 2018, including consolidated balance sheets as at December 31, 2018 and December 31, 2017 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for each of the years in the two-year period ended December 31, 2018, and related notes (the “Barrick MD&A”) and Newmont in its press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018 in respect of the relevant Nevada properties set out in endnotes 6 and 7. The pro forma reserves are provided for illustrative purposes only. Barrick and Newmont calculate such figures based on different standards and assumptions, and accordingly such figures may not be directly comparable and the potential pro forma reserves may be subject to adjustments due to such differing standards and assumptions. In particular, Barrick mineral reserves have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, which differ from the requirements of U.S. securities laws. Newmont’s reported reserves are prepared in compliance with the SEC Industry Guide 7.

(6)

Proven and probable gold reserves of Barrick in Nevada are stated on an attributable basis as of December 31, 2018 and include Goldstrike, Cortez, Goldrush, South Arturo (60%) and Turquoise Ridge (75%). Proven reserves of 84.4 million tonnes grading 4.36 grams per tonne (“g/t”), representing 11.8 million ounces of gold. Probable reserves of 155.6 million tonnes grading 2.93 g/t, representing 14.7 million ounces of gold. Complete mineral reserve data for all Barrick mines and projects referenced in this report, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Barrick are reported, are set out in the Barrick MD&A.

(7)

Proven and probable gold reserves of Newmont in Nevada are stated on an attributable basis as of December 31, 2018 and include Carlin, Phoenix, Twin Creeks (including Newmont’s 25% equity in Turquoise Ridge) and Long Canyon. Proven reserves of 46.6 million tonnes grading 3.84 g/t, representing 5.8 million ounces of gold. Probable reserves of 378.1 million tonnes grading 1.32 g/t, representing 16.0 million ounces of gold. Complete mineral reserve data for all Newmont mines and projects referenced in this report, including tonnes, grades, and ounces, as well as the assumptions on which the mineral reserves for Newmont are reported, are set out in Newmont’s press release dated February 21, 2019 reporting its 2018 Reserves and Resources and its annual report on Form 10-K for the fiscal year ended December 31, 2018.

SCHEDULE A

Index of Financial Statements

Index	Page
Audited consolidated financial statements of Randgold as at and for the financial years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the auditor’s report thereon dated March 8, 2019, prepared in accordance with IFRS, as issued by IASB	1

Unaudited pro forma consolidated balance sheet of Barrick as at December 31, 2018 and unaudited pro forma consolidated statement of income of Barrick for the year ended December 31, 2018	50

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Barrick Gold (Holdings) Limited, formerly Randgold Resources Limited

CONTENTS

Page 2	Report of independent registered public accounting firm

Page 3	Consolidated statement of comprehensive income

Page 4	Consolidated statement of financial position

Page 5	Consolidated statements of changes in equity

Page 6	Statements of consolidated cash flow

Pages 7 – 49	Notes to the consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and Board of Directors

Barrick Gold (Holdings) Limited (formerly Randgold Resources Limited)

Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Barrick Gold (Holdings) Limited (formerly Randgold Resources Limited) (the “Company”) and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company’s auditor since 2007.

London, United Kingdom

March 8, 2019

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2018 and 2017

$000	NOTE	Dec 31, 2018	Dec 31, 2017
Revenue
Gold sales on spot	6	1 135 317	1 280 217

Total revenue		1 135 317	1 280 217
Share of profits of equity accounted joint ventures	11	97 082	11 950
Other income	23	24 171	14 928

Total income		1 256 570	1 307 095
Cost and expenses
Mining and processing costs	20	722 528	707 839
Royalties		59 291	65 663
Exploration and corporate expenditure	21	64 698	47 785
Other expenses	23	114 323	7 865

Total costs		960 840	829 152
Finance income	22	12 691	6 018
Finance costs	22	(5 313)	(3 107)
Finance income/(costs) – net	22	7 378	2 911

Profit before income tax		303 108	480 854
Income tax expense	5	(75 772)	(145 807)

Profit for the period		227 336	335 047
Other comprehensive expense
Share of equity accounted joint ventures other comprehensive expense	11	—	(17)

Total other comprehensive expense		—	(17)

Total comprehensive income		227 336	335 030

Profit attributable to:
Owners of the parent		189 012	278 017
Non-controlling interests		38 324	57 030

		227 336	335 047

Total comprehensive income attributable to:
Owners of the parent		189 012	278 000
Non-controlling interests		38 324	57 030

		227 336	335 030

The notes on pages 7 to 49 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2018 and 2017

$000	NOTE	Dec 31, 2018	Dec 31, 2017
Assets
Non-current assets
Property, plant and equipment	10	1 524 823	1 577 284
Trade and other receivables	8	65 988	55 052
Long term ore stockpiles	9	163 672	159 534
Investment in equity accounted joint ventures	11	1 450 688	1 440 610
Other investments in joint ventures	11	57 571	50 109
Total investments in joint ventures	11	1 508 259	1 490 719

Total non-current assets		3 262 742	3 282 589

Current assets
Inventories and ore stockpiles	9	165 225	116 797
Trade and other receivables	8	192 616	184 275
Cash and cash equivalents		750 991	719 808

Total current assets		1 108 832	1 020 880

Total assets		4 371 574	4 303 469

Equity and liabilities
Share capital	7	4 766	4 707
Share premium	7	1 655 169	1 563 361
Retained earnings		1 821 482	2 077 513
Other reserves		15 817	60 774

Equity attributable to owners of the parent		3 497 234	3 706 355
Non-controlling interests		299 315	285 914

Total equity		3 796 549	3 992 269

Non-current liabilities
Loans from minority shareholders		2 765	2 765
Deferred tax	12	63 241	52 781
Provision for environmental rehabilitation	14	54 853	55 738

Total non-current liabilities		120 859	111 284

Current liabilities
Trade and other payables	13	449 073	149 288
Current tax payable		5 093	50 628

Total current liabilities		454 166	199 916

Total equity and liabilities		4 371 574	4 303 469

The notes on pages 7 to 49 are an integral part of these consolidated financial statements.

The financial statements of Barrick Gold (Holdings) Limited were approved by the Board of Directors and authorised for issue on March 8, 2019.

/s/ Mark Bristow	/s/ Graham Shuttleworth
Mark Bristow	Graham Shuttleworth
Director	Director

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the year ended December 31, 2018 and 2017

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance – Dec 31, 2016	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957

Share of other comprehensive expense of joint ventures[1]	—	—	—	(17)	—	(17)	—	(17)

Other comprehensive expense	—	—	—	(17)	—	(17)	—	(17)

Net profit for the period	—	—	—	—	278 017	278 017	57 030	335 047

Total comprehensive income for the period	—	—	—	(17)	278 017	278 000	57 030	335 030

Share-based payments	—	—	—	21 779	—	21 779	—	21 779

Share options exercised	10 306	1	276	—	—	277	—	277

Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	72	(72)	—	—	—	—

Shares vested[2]	310 814	16	25 687	(24 057)	—	1 646	—	1 646

Dividend relating to 2016	—	—	—	—	(94 046)	(94 046)	—	(94 046)

Non-controlling interest share of Gounkoto and Tongon dividend	—	—	—	—	—	—	(24 374)	(24 374)

Balance – Dec 31, 2017	94 124 872	4 707	1 563 361	60 774	2 077 513	3 706 355	285 914	3 992 269

Balance – Dec 31, 2017	94 124 872	4 707	1 563 361	60 774	2 077 513	3 706 355	285 914	3 992 269

Share of other comprehensive expense of joint ventures[1]	—	—	—	—	—	—	—	—

Other comprehensive expense	—	—	—	—	—	—	—	—

Net profit for the period	—	—	—	—	189 012	189 012	38 324	227 336

Total comprehensive income for the period	—	—	—	—	189 012	189 012	38 324	227 336

Share-based payments	—	—	—	44 539	—	44 539	—	44 539

Share options exercised	2 000	—	90	—	—	90	—	90

Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	28	(28)	—	—	—	—

Shares vested[2]	1 119 506	59	91 690	(89 468)	—	2 281	—	2 281

Dividend relating to 2017 (paid)	—	—	—	—	(188 830)	(188 830)	—	(188 830)

Dividend relating to 2018 (declared and authorised)	—	—	—	—	(256 213)	(256 213)	—	(256 213)

Non-controlling interest share of Gounkoto and Tongon dividend	—	—	—	—	—	—	(24 923)	(24 923)

Balance – Dec 31, 2018	95 246 378	4 766	1 655 169	15 817	1 821 482	3 497 234	299 315	3 796 549

[1]

Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve.

[2]

Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2. Refer to note 15.

The notes on pages 7 to 49 are an integral part of these consolidated financial statements.

Share capital The share capital comprises the issued ordinary shares of the company at par.

Share premium

The share premium comprises the excess value recognised from the issue of ordinary shares for consideration above par and amounts transferred from other reserves on the exercise of share options and vesting of share awards.

Other reserves

Other reserves comprise the cumulative charge recognised under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium) and the foreign currency translation reserve. At December 31, 2018, the balance of the share-based payment reserve amounted to $14.4 million (2017: $59.4 million). The foreign currency translation reserve was $1.4 million at December 31, 2018 (2017: $1.4 million).

Retained earnings

Retained earnings comprise the group’s cumulative accounting profits and losses since inception less dividends.

Non-controlling interests

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid.

STATEMENTS OF CONSOLIDATED CASH FLOWS

for the year ended December 31, 2018 and 2017

$000	NOTE	Dec 31, 2018	Dec, 31 2017
Cash flow from operating activities
Profit for the period		227 336	335 047
Income tax expense	5	75 772	145 807

Profit before income tax		303 108	480 854
Share of profits of equity accounted joint ventures	11	(97 082)	(11 950)
Net finance (income)/cost		(8 771)	(4 297)
Unwind of discount on provisions for environmental rehabilitation	14	1 391	1 386
Depreciation and amortisation	10	195 765	182 900
Share-based payments	15	44 539	21 993
Non-cash adjustment on royalties		12 208	28 101

		451 158	698 987

Effects of changes in operating working capital items
Receivables		(38 033)	(44 417)
Inventories and ore stockpiles		(52 566)	7 402
Trade and other payables		66 882	29 374

Cash generated from operations before interest and tax		427 441	691 346
Interest received		12 691	6 018
Interest paid		(3 920)	(1 721)
Dividends received from equity accounted joint ventures		88 806	4 000
Income tax paid		(132 406)	(151 845)

Net cash generated by operating activities		392 612	547 798

Additions to property, plant and equipment		(138 643)	(195 979)
Funds invested in equity accounted joint ventures		(9 123)	(30 915)
Loans repaid by equity accounted joint ventures		—	746

Net cash used in investing activities		(147 766)	(226 148)

Proceeds from issue of ordinary shares		90	277
Dividends paid to company’s shareholders		(188 830)	(94 046)
Dividends paid to non-controlling interests		(24 923)	(24 374)

Net cash used by financing activities		(213 663)	(118 143)

Net increase in cash and equivalents		31 183	203 507

Cash and equivalents at beginning of year		719 808	516 301

Cash and cash equivalents at end of year		750 991	719 808

The effective interest rate on cash and cash equivalents was 1.8850% (2017: 0.9029%). These funds have an average maturity of less than 90 days.

The notes on pages 7 to 49 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ending December 31, 2018 and 2017

1. Nature of operations

On January 22, 2019 Randgold Resources Limited (Randgold) changed its name to Barrick Gold (Holdings) Limited (the “Company”), following the merger with Barrick Gold Corporation (Barrick) on January 1, 2019 (refer to note 24), however for ease of understanding we continue to refer to the Company as Randgold in these financial statements. Randgold and its subsidiaries together with its joint ventures (the “Group”) carry out exploration and gold mining activities. The Group currently has five operating mines. There are three operating mines in Mali, West Africa: the Morila gold mine (equity accounted joint venture), which started production in October 2000, the Loulo gold mine (subsidiary), which commenced production in November 2005 and the Gounkoto gold mine (subsidiary), which began production in June 2011. The Morila gold mine is nearing the end of its life and fed tailings storage facility (TSF) material, as well as satellite pit ore during the year. The group also operates a fourth gold mine in Côte d’Ivoire, Tongon (subsidiary), which started production in December 2010 and a fifth in the Democratic Republic of Congo (DRC), Kibali (equity accounted joint venture) which started production in October 2013. Randgold is the operator of all of its mines.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (Morila) which owns the Morila mine, Société des Mines de Loulo SA (Loulo) which owns the Loulo mine, Société des Mines de Tongon SA (Tongon) which owns the Tongon mine, Société des Mines de Gounkoto SA (Gounkoto) which owns the Gounkoto mine and Kibali Goldmines SA (Kibali), which owns the Kibali mine. Randgold holds an effective 40% interest in Morila in conjunction with AngloGold Ashanti Limited (AngloGold Ashanti) (40%) and the State of Mali (20%). Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. The group also holds an effective 45% interest in the Kibali gold mine (equity accounted joint venture) in the Democratic Republic of Congo (DRC) in conjunction with AngloGold Ashanti (45%) and Société Miniére de Kilo-Moto SA UNISARL (SOKIMO) (10%). Management of Kibali (Jersey) Limited, the effective 90% shareholder of Kibali, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Randgold holds an effective 80% interest in both Loulo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold holds an effective 89.7% interest in Tongon. The remaining 10% is held by the State of Côte d’Ivoire while 0.3% is held by local Ivorian investors.

The group has a portfolio of exploration permits and projects, with various exploration programmes, ranging from early stage exploration to feasibility studies being undertaken. These are underway in the DRC, Mali, Senegal and Côte d’Ivoire.

2. Statement of Directors’ Responsibilities

The Directors are responsible for preparing these special purpose consolidated financial statements for Barrick Gold (Holdings) Limited and its subsidiaries together with its joint ventures (the group) as at December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the group, and for identifying and ensuring that the group complies with the law and regulations applicable to their activities. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors confirm that suitable accounting policies have been used and applied consistently for the periods presented. They also confirm that reasonable and prudent judgments and estimates have been made in preparing these special purposes consolidated financial statements and that applicable accounting standards have been followed.

3. Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated and company financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of Barrick Gold (Holdings) Limited and its subsidiaries and joint ventures have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

After reviewing the group’s cash flow forecasts for a period of at least the next twelve months and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern for at least the next 12 months based on forecasts and available cash resources.

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2018 which have been adopted by the group for the first time this year. These have not had a material impact.

Effective period commencing on or after
IFRS 9	Financial instruments	Jan 1, 2018
IFRS 15	Revenue from contracts with customers	Jan 1, 2018
IFRS 2	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)	Jan 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	Jan 1, 2018

The Company has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Customers’ in the year ending December 31, 2018, following the standards becoming effective for periods commencing on or after January 1, 2018.

IFRS 9 ‘Financial instruments’ addresses the classification and measurement of financial assets and financial liabilities and replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. The adoption of IFRS 9 did not result in any material change to the consolidated results of the group from the beginning of the earliest period presented. Following an assessment of the consolidated financial assets no changes to classification of those financial assets was required. The group has applied the expected credit loss impairment model to its financial assets, focused in particular on its long-term loans to its asset leasing joint ventures which hold mining equipment and no material credit losses are considered to apply. The group’s VAT receivables are excluded from the scope of IFRS 9.

IFRS 15 introduced a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of IFRS 15 did not result in any material change to the group’s revenue recognition, from the beginning of the earliest period presented, following analysis of the gold sales contracts held by its mining operations. The Company enters into a contract for the sale of gold at each of its mining operations. The group’s performance obligation under each of the contracts is to supply such gold to the customer subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly.

Standards effective in future periods

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2019 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
New Standards
IFRS 16	Leases	Jan 1, 2019
IFRS 17	Insurance contracts	Jan 1, 2021
Amendments to existing standards

IFRIC 23	IFRIC 23 Uncertainty over Income Tax Treatments	Jan 1, 2019
IFRS 9	Amendments to IFRS 9: Prepayment Features with Negative Compensation	Jan 1, 2019
IAS 28	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures[1]	Jan 1, 2019
	Annual Improvements to IFRSs (2015-2017 Cycle)	Jan 1, 2019
IAS 19	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	Jan 1, 2019
	Amendments to References to the Conceptual Framework in IFRS Standards	Jan 1, 2020
IFRS 3	Amendments to IFRS 3 Business Combinations – Definition of a Business	Jan 1, 2020
	Definition of Material—Amendments to IAS 1 and IAS 8	Jan 1, 2020

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognise all lease assets and liabilities on the balance sheet; recognise amortisation of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the group. Accordingly, the group is completing a review of relevant contracts to quantify the impact on the consolidated financial statements which will be completed by March 31, 2019.

Consolidation

The consolidated financial information includes the financial statements of the Company, its subsidiaries and the Company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group’s returns; generally accompanying an interest of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests or other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint ventures

The group holds interests in a number of joint ventures. In a joint venture the parties that have joint control of the arrangement (the joint venturers) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint venture companies are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on joint ventures represents the excess of the cost of acquisition of the joint venture over the group’s share of the fair value of the identifiable net assets of the joint venture and is included in the carrying amount of the investments.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its joint ventures’ post-acquisition profits or losses are recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognise further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealised gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Any trading receivables and payables with joint venture companies are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received from joint ventures are classified as operating cash flows in the consolidated cash flow statement.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the Company and its significant subsidiaries and joint ventures.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income in other income and other expenses.

Property, plant and equipment

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as processing plants, tailings facilities, raw water dams and power stations) are initially recorded at cost. Development of ore bodies includes the development costs of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Costs associated with underground development are capitalised when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortisation and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity.

Costs are capitalised during the construction of a new mine until commercial levels of production are achieved (refer to ‘commercial production’ below), after which the relevant costs are depreciated. Costs are capitalised provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised under ‘Long-lived assets and mine development costs’.

Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to a future economic benefit.

Commercial production

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine construction project is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

•	The level of capital expenditure compared to construction cost estimates;

•	Completion of a reasonable period of testing of the mine plant and equipment;

•	The ability to produce gold in saleable form; and

•	The ability to sustain commercial levels of gold production.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalisable costs related to subsequent mining asset additions or improvements, open cast stripping, underground mine development or ore reserve development.

The commissioning of an underground mine typically occurs in phases, with sections brought into production whilst deeper levels remain under construction. The shared infrastructures, such as declines of shafts, are assessed to determine whether they contribute to the production areas. Where they contribute to production, the attributable costs are transferred to production assets and start to be depreciated. The costs transferred comprise costs directly attributable to producing zones or, where applicable, estimates of the portion of shared infrastructure that are attributed to the producing zones.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described below for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalised until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

•	It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;

•	The group can identify the component of the orebody for which access has been improved; and

•	The costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the orebody for which access is improved, the group componentises each of its mines into geographically distinct orebody sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

Once determined that any portion of the production stripping costs should be capitalised, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalised, unless the direct costs of stripping activity can be separately identified in which case such costs are capitalised.

The group depreciates the deferred costs capitalised as stripping assets on a unit of production method, with reference to the ex-pit ore treated from the relevant orebody component or phase.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortisation

Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

Depreciation and amortisation are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset. As an example, underground assets are depreciated over underground proven and probable reserves and tonnes milled from those orebodies. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortisation charges.

Depreciation of construction and development costs for new mines commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

Impairment

The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is the group’s weighted average cost of capital adjusted for asset specific factors when applicable. An impairment is recognised in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. Generally proven and probable reserves are used in the calculations, although limited ore resources may be included when they are considered economically viable and sufficiently likely to be extracted and form part of the approved mine plan. The models use the approved mine plans and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plans. The revised asset carrying amounts are depreciated in line with group accounting policies. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment and investments in joint ventures.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

Inventories

Inventories include ore stockpiles, gold in process and dóre supplies, stores and materials, and are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Cost of ore stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile at an individual mine when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan.

At Loulo, full grade open pit stockpile material is above 3.0g/t and marginal ore is above 1.59g/t. For Gara marginal ore is above 1.61g/t, while Yalea’s is above 1.50g/t. No Yalea or Gara underground material is on the FGO stockpile since all ore mined is fed. At Gounkoto, the full grade ore stockpile is above 3.70g/t and marginal ore is above 1.75g/t. Tongon’s full grade ore stockpile is above 2.50g/t and marginal ore is above 1.20g/t, while Kibali’s high and medium grade ore stockpile is above 3.50g/t with a marginal ore cut-off grade of 1.10g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LoM) processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceed the annual tonnes to be milled as per the mine plan in the following year, are classified as non-current in the statement of financial position.

The net realisable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realisable value. Ore stockpiles which are not blended in production are assessed separately to ensure they are carried at the lower of cost and net realisable value, although no such stockpiles are currently held.

Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realisable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

Interest/borrowing costs

Interest is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing costs are expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment. Borrowing costs are capitalised as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalised during the year or during the prior year.

Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty, the group pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. A royalty expense is recorded when revenue from the sale of gold is recognised.

Financial instruments

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables and loans to minorities.

Financial instruments are initially recognised at fair value when the group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument’s acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL). The subsequent measurement of financial instruments is dealt with below.

Financial assets

On initial recognition, a financial asset is classified as measured at:

•	Amortised cost;

•	Fair value through other comprehensive income (FVTOCI)—equity instruments; or

•	FVTPL.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL, are expensed.

A financial asset is measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains or losses, together with foreign exchange gains or losses. Impairment losses are presented as separate line item in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within other gains or losses in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Financial assets at amortised cost consist of trade receivables and other receivables (excluding taxes), cash and cash equivalents. Impairment losses are assessed using the forward-looking expected credit loss (ECL) approach. An allowance is recorded for all loans and other debt financial assets not held at FVTPL. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Trade receivable loss allowances are measured at an amount equal to lifetime ECL’s. Loss allowances are deducted from the gross carrying amount of the assets. Bank balances, for which credit risk has not increased significantly since initial recognition, are measured at an amount equal to 12 month ECL.

Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities.

Financial liabilities are classified as measured at amortised cost. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognised at fair value, which equates to the transaction price, and subsequently carried at amortised cost using the effective interest method.

Rehabilitation costs

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalised within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognised in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortised on a unit of production basis. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Current tax

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and when such laws are applicable to the group allowing for the impact of tax stability protections afforded to the group in West Africa and DRC. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods. The applicable tax rate in Jersey is 0% (2017: 0%).

Taxation paid in the consolidated statement of cash flows relates to corporate tax liability payments. In Mali, the State is not reimbursing value added tax (TVA) due to the group as required under the legally binding mining convention. Morila, Loulo and Gounkoto each have an existing legal right under their respective establishment conventions to offset the TVA against corporate tax as it falls due. As a result, payments made under the TVA taxation system are being made in the knowledge that such payments first represent payments on account for corporate tax. The group records such payments as ‘taxation paid’ in the consolidated statement of cash flows as this is considered to present a more appropriate reflection of the group’s corporate tax contribution by management. Once corporate tax liabilities are met, the remaining payments under the TVA system represent normal recoverable TVA and are not reflected in the consolidated statement of cash flows as ‘taxation paid’.

Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognised. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date (and when such laws are applicable to the group allowing for the impact of tax stability protections afforded to the group in West Africa) and are expected to apply when the temporary differences reverses. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Accounting for Gounkoto non-controlling interest priority dividends

Under the statutory requirements of the 1999 Malian Mining Code (the ‘Code’), the State of Mali is entitled to advanced payment of dividends. The advanced payment entitlement is calculated based on 10% of profits after certain deductions. The advanced dividends paid are deducted from the ordinary dividends that the government receives under its 20% equity interest in Gounkoto. Given the statute, a liability is recognised at each balance sheet date based on 10% of the accrued profit measure. The liability is extinguished upon the subsequent payment of the advanced dividend. An ‘other receivables’ asset is recorded as the advanced dividend automatically entitles Gounkoto to reduce future cash flows paid to the State of Mali and creates economic benefit. The carrying value of the asset is reviewed for impairment. Ordinary dividends are recorded as a reduction in non-controlling interest once declared.

Contingent liabilities

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Employee benefits

Pension obligations

The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after statement of financial position date are discounted to present value.

Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares or participation in the group’s co-investment plan is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares awards determined at the grant date:

•	Including any market performance conditions (for example, the correlation used between the Euromoney Global Gold Index and the Company TSR); and

•

Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, reserve growth targets and remaining an employee of the entity over a specified time period).

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the statement of comprehensive income, with a corresponding adjustment to equity. Market performance conditions are included in the fair value assumptions on the grant date with no subsequent adjustment. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Transfers are made between other reserves and share premium when options are exercised and shares vest for the cumulative share based expense.

As a result of the merger with Barrick on January 1, 2019, the Randgold board voted on December 18, 2018 on the following items:

•	Awards under the Randgold Long-Term Incentive Plan were to be exchanged for equivalent awards over Barrick Shares.

•

Awards under the Randgold Co-investment Plan vested in connection with the merger to the extent that the applicable performance conditions had been satisfied; provided that, such awards would be subject to time pro-rating.

•

For executive directors, a time pro-rated number of awards under the Randgold Restricted Share Scheme vested in connection with the merger to the extent that the applicable performance conditions had been satisfied. To the extent that any such award under the Randgold Restricted Share Scheme has not vested as a result of time pro-rating, such portion of the award was exchanged for equivalent awards over Barrick Shares.

•

For all participants other than executive directors, all awards under the Randgold Restricted Share Scheme vested in connection with the merger to the extent that the applicable performance conditions had been satisfied.

As a result of the accelerated vesting of the awards as detailed above, an accelerated vesting charge was applicable and recorded within the income statement for the year ended December 31, 2018, refer to note 23 for details of accelerated vesting charges.

Leases

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

Revenue recognition

The Company’s primary product is gold; other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. The revenue from the sale of any by-products is insignificant. The Company enters into a contract for the sale of gold at each of its mining operations. The group’s performance obligation under each of the contracts is to supply such gold to the customer, subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant. Payment terms from the customer are based on 95% as initial payment for sales on the day of shipment based on the results of tests on the material prior to shipment with the final payment of 5% based on final customer assay and includes an adjustment to the initial 95% provisional payment. The period between provisional invoicing and final pricing, or settlement period, is typically around 5 days.

Exploration and evaluation costs

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, ie ‘probable’. While the criteria for concluding that an expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalised as a mine development cost. A ‘prefeasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalised as a mine development cost. The information required by directors is typically a final feasibility study however a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at prefeasibility level clearly demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allows the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalised within development costs.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

4. Key accounting estimates and judgements

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

TVA and tax advances

Included in trade and other receivables are TVA receivables and tax advances (note 8) of $157.9 million (2017: $142.1 million) consisting primarily of recoverable TVA balances owing by the State of Mali plus tax advances of $34.0 million (2017: $28.3 million). $66.0 million (2017: $55.1 million) are classified as non-current of which $34.0 million (2017: $28.3 million) relates to advances against tax claims (see below under Malian tax disputes). In Mali the TVA owing is permitted to be offset against other tax owing to the State, in accordance with the legal right of offset under the relevant establishment conventions. Profit forecasts for Loulo and Gounkoto, using approved budgets and mine plans, supports recovery of the balance through such offsetting by 2022 (2017: 2019), although the recovery and timing is subject to estimates of factors such as gold price and production and judgements regarding the effect of the ongoing tax disputes and engagement with the State of Mali on the level and rate of offsets. The gold price is consistent with that used in the group’s impairment tests detailed below. Judgement was required in assessing the recoverability of these amounts and timing thereof. The TVA receivables and tax advances have been discounted by $11.3 million (2017: $2.5 million) which required estimates as to the timing of future offsets with reference to relevant taxes forecast under the mine plan, historical levels and other factors. The group is continuing to engage with authorities in Mali to pursue the cash settlement of the outstanding TVA balances.

A further $91.8 million (before discounting provision) of TVA receivables (2017: $70.2 million) (at 45% attributable share) is included in the underlying statement of financial position of the Kibali joint venture, while $7.8 million of TVA receivables and payments made for advances against tax claims (see below) (2017: $7.0 million) is included in the underlying statement of financial position of Morila and are shown in the ‘Investment in joint ventures’ line in the group statement of financial position.

The group continues to seek recovery of TVA in the DRC, in line with the Mining Code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, the impact of the settlement agreement reached in Q4 2018 (see below) relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgement exists in assessing recovery of these receivables. While the TVA balance is considered collectible, uncertainty exists regarding the timing of receipts and offsets. Kibali reached an agreement with the Ministry of Finance in late 2018 on the reimbursement of the refundable TVA balance. The agreement allows for $40.0 million (the group’s 45% attributable share amounting to $18.0 million) to be refunded initially, while the remaining balance can be settled on an offset basis against other taxes with potential for further cash receipts. The Morila and Kibali TVA balances are included in the group’s investment in joint ventures line in the statement of financial position. The receivable has been discounted by $16.3 million (2017: $8.1 million) (at 45% attributable share) which required estimates as to the timing of future receipts including the remaining portion of the $40 million under the settlement agreement and the level and timing of future offsets with reference to relevant taxes forecast under the mine plan, historical levels and other factors. A discount rate of 9.5% (2017: 10%) has been applied to the expected cash receipts and 3% (2017: 2%) applied to the amounts forecasted to be recovered through offsetting. A 1% change in the discount rate would increase the provision by $0.75 million (at 45% attributable share). A 1 year delay to recovery would increase the provision by $1.3 million (at 45% attributable share).

Malian tax disputes

The group has received various tax claims from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totalled $267.7 million at the end of the year. Having taken professional advice, the group considers the substantial elements of the claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for such claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered improbable under IFRS, with accruals continuing to be limited to certain specific elements having considered relevant circumstances and information. Loulo, Gounkoto and Morila each have legally binding establishment conventions, which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During 2016, the Group received payment demands in respect of these disputed amounts, and consequently, from 2016 up to December 2018, the Group paid tax advances to the State of Mali totalling $41.1 million (including $6.3 million payment from Morila (at 100%)) which is included in the group’s ‘Investment in joint ventures’ line in the statement of financial position), to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts, excluding the payment relating to Morila, are shown in current and non-current trade and other receivables.

Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered improbable under IFRS. In forming this assessment, the Board have considered the professional advice received, the legally binding mining convention with the State of Mali, the findings of the previous ICSID arbitration tribunal and the facts and circumstances of each individual claim.

DRC 2018 Mining Code

In the DRC, the 2018 Mining Code and related amended Mining Regulations came into effect during the first half of the year and removed fiscal stability protections under the 2002 Mining Code and introduced a series of potentially significant adverse changes to tax legislation. Kibali Goldmines SA has taken legal advice and has been exploring all options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received regarding fiscal stability. Without prejudice to its rights under the stability protections Kibali is currently paying certain additional taxes while it engages with government. Continued engagement with government has resulted in the submission of an application for a number of exemption and waivers in terms of Article 220 of the 2018 law as part of the group’s efforts to reach a mutually acceptable way forward. Article 220 affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where Kibali is located.

Recovery of deferred tax assets

Management have recognised a deferred tax asset of $12.3 million (at 45% attributable share) at Kibali (2017: $19.4 million) (at 45% attributable share) which is included within the investment in equity accounted joint ventures line item. The group has to apply judgement in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognised to the extent that their utilisation is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the DRC tax code applicable having due consideration to the tax stability protections, as detailed in the “DRC 2018 Mining Code” above.

The group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being utilised within three years. The gold price would have to fall below $1 028/oz before the tax losses are not utilised.

Carrying values of property, plant and equipment and joint venture investments

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed approved mine plans and operating plans. Future cash flows are based on estimates of:

•	The quantities of the proven and probable reserves being those for which there is a high degree of confidence in economic extraction and certain limited ore resources as detailed in note 3;

•	Future production levels;

•	Future commodity prices, including oil forecast at $70/bbl (2017: $70/bbl);

•	Future cash cost of production and capital expenditure associated with extraction of the reserves and certain limited ore resources in the approved mine plan;

•

Future gold prices – a gold price curve was used for the impairment calculations starting at a $1 250/oz gold price (2017: $1 250/oz) and increasing at an average of 2.5% per annum (2017: 2.5%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;

•	A discount rate equivalent to 8.6% pre-tax (2017: 8.2%); and

•	An inflation rate of 2.5% (2017: 2.5%).

The impairment tests did not indicate impairment and head room existed at each mine. Given the significance of gold prices and the longevity of mine plans, the directors consider gold price and discount rate sensitivities to be relevant.

A reduction in forward gold prices in excess of 9% or an increase in the discount rate to 17.4% (pre tax) is required to give rise to an impairment at any of the mines with the greatest discount rate sensitivity being at Loulo. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The models are considered suitably conservative with proven and probable reserves determined based on $1 000/oz gold price (2017: $1 000/oz) as shown below.

Capitalisation and depreciation

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 3 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the unit of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgement in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalised when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the orebody. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams where contractor mining is used. The nature of activity is assessed by the group’s mining teams where owner mining applies. Direct labour, materials and other costs are specifically allocated based on the activity performed. Indirect costs that are attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating metres.

Specifically, judgement is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 3 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgement was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgement was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

Gold price assumptions

The following gold prices were used in the mineral reserves optimisation calculations:

$/oz	2018	2017
Morila	1 000	1 000
Loulo: open pit	1 000	1 000
Loulo: underground	1 000	1 000
Tongon	1 000	1 000
Kibali	1 000	1 000
Massawa	1 000	1 000
Gounkoto	1 000	1 000

Changes in the gold price used could result in changes in the mineral reserve optimisation calculations which impact LoM plans. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). Reserves determined in this way are used in the calculation of depreciation and amortisation, as well as the assessment of the carrying value of property, plant and equipment and joint ventures and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Future rehabilitation obligations

The net present value of current rehabilitation estimates has been discounted to their present value at 3% per annum (2017: 2.5%) being the prevailing risk free interest rates. Expenditure is generally expected to be incurred at the end of the respective mine lives. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgement is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to note 14. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $6.2 million (2017: $6.8 million) on the provision for environmental rehabilitation, and an impact of $0.6 million (2017: $0.6 million) on the statement of comprehensive income.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgement is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested for each individual mine, reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above. The net realisable value tests demonstrate significant headroom with no reasonable sensitivity indicating impairment when blended with future ore production.

Post production open cast mine stripping

The group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets (note 10) with significant stripping costs capitalised in the year at Gounkoto in respect of the super pit project, together with stripping of pits at Kibali included within the equity accounted joint venture in note 11). Judgement was required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, project feasibility studies, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The group determined that the stripping activity for the Gounkoto super pit related to the enlarged open pit as a whole based on the improved access to the ore body, following consideration of all relevant facts and circumstances. The group determined that the stripping costs at Kibali are attributable to the individual satellite pits to which improved access was provided. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined, which requires judgement as to the relevant section of the orebody for depreciation.

Exploration and evaluation expenditure

The group has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed. Management exercises this judgement based on the results of economic evaluations, prefeasibility or feasibility studies. Costs are capitalised where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

Share-based payments

Refer to note 16 for the key assumptions used in determining the value of share-based payments.

5. Income taxes

$000	NOTE	Dec 31, 2018	Dec 31, 2017
Current taxation		65 312	135 412

Deferred taxation	12	10 460	10 395

		75 772	145 807
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.
Profit before tax		303 108	480 854
Tax calculated at effective tax rate of 30%		90 932	144 256
Difference in tax rates in overseas jurisdictions		(22 712)	(4 771)
Reconciling items:
• Income taxed at 0%		(16 809)	(17 499)
• Expenses deductible at 0%		34 851	12 864
Withholding tax adjustment on Tongon dividend		15 729	10 908
Share of equity accounted joint venture profits		(29 124)	(3 585)
Under provision on tax charge		5 251	—
Other permanent differences		(2 346)	3 634

Taxation charge		75 772	145 807

The Company is subject to an income tax rate in Jersey at 0%. Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. On July 31, 2018 Gounkoto was granted a 50% corporate tax reduction over a four year period, effective from January 1, 2018 until December 31, 2021, to support the development of a super pit at the mine. The agreement, which reduces the corporate tax rate, is a concession under Gounkoto’s mining convention that gives Gounkoto the right to apply for the additional tax exoneration should it make additional investments. The impact of the reduced tax rate resulted in the application of an effective 15% tax for the current year. The Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards for assessable tax losses, at December 31, 2018 and 2017 respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $8.6 million charges (2017: $23.1 million credits) for current and deferred tax entries, primarily in respect of Morila and Kibali.

6. Revenue from contracts with customers

The Company’s primary product is gold; other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. The revenue from the sale of any by-product is insignificant. The Company enters into a contract for the sale of gold at each of its mining operations. The group’s performance obligation under each of the contracts is to supply such gold to the customer, subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant. Payment terms from the customer are based on 95% as initial payment for sales on the day of shipment based on the results of tests on the material prior to shipment with the final payment of 5% based on final customer assay and includes an adjustment to the initial 95% provisional payment. The period between provisional invoicing and final pricing, or settlement period, is typically around 5 days.

The group has disaggregated revenue into various categories in the following table, which is intended to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic date.

$000	Dec 31, 2018	Dec 31, 2017
Primary geographic market
Mali	844 218	911 452
Côte d’Ivoire	291 099	368 765

	1 135 317	1 280 217

Product type
Gold doré	1 135 317	1 280 217

	1 135 317	1 280 217

Timing of transfer of goods
Point in time	1 135 317	1 280 217

	1 135 317	1 280 217

7. Share capital, share premium and dividends

The total authorised number of ordinary shares is 120 million (2017: 120 million) of $0.05 (2017: $0.05). All issued shares are fully paid. The total number of issued shares at December 31, 2017 was 95 246 378 shares (2017: 94 124 872 shares). Refer to the statement of changes in equity on page 5 of this financial report for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares, exercise of share options and vesting of share awards and the scrip dividends. Randgold’s board of directors recommended an annual dividend for the period ended December 31, 2018 of $2.69 per share, up 35% on the previous year’s $2.00. The dividend was approved and appropriately authorised at year end and was no longer at the discretion of the Company. The dividend was paid in cash on January 11, 2019.

8. Trade and other receivables

$000	NOTE	Dec 31, 2018	Dec 31, 2017
Trade receivables		25 666	17 998
Advances to contractors		11 193	2 638
Taxation debtors	8.1	157 931	142 090
Prepayments and other receivables		53 796	68 999
Gounkoto advance dividend	8.2	10 018	7 602

Total		258 604	239 327

Less: current portion		(192 616)	(184 275)

Non-current portion	8.1	65 988	55 052

8.1

The taxation debtors primarily relate to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of $91.1 million (2017: $91.9 million) and Gounkoto of $32.8 million (2017: $21.9 million). The taxation debtor also includes corporate tax prepayments at Loulo of $27.1 million (2017: $21.0 million) and Gounkoto of $6.9 million (2017: $7.3 million).

8.2	Refer to note 3 for details of the Gounkoto dividend.

The classes within trade and other receivables do not contain impaired assets. The carrying values are considered to approximate fair values.

The credit quality of receivables that are not past due or impaired is considered high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security although it has the legally binding right to offset TVA balances with other taxation payable in Mali, and exercises this right. Refer to note 16 for further information on the concentration of credit risk.

The terms of payment of trade receivables are less than seven days, advances to contractors 30 days.

9. Inventories and ore stockpiles

$000	Dec 31, 2018	Dec 31, 2017
Consumable stores	101 376	100 992
Stockpiles	213 340	162 468
Gold in process	14 181	12 871

Total inventories and ore stockpiles	328 897	276 331

Less: current portion	(165 225)	(116 797)

Non-current portion	163 672	159 534

All inventory and ore stockpiles are stated at the lower of cost or net realisable value. Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

10. Property, plant and equipment

$000	Dec 31, 2018	Dec 31, 2017
Mine properties, mine development costs and mine plant facilities and equipment costs
At the beginning of year	2 661 745	2 462 421
Additions	143 304	199 324

	2 805 049	2 661 745

Accumulated depreciation and amortisation
At beginning of year	1 084 461	901 561
Charge for the year	195 765	182 900

	1 280 226	1 084 461

Net book value	1 524 823	1 577 284

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortised on a unit of production basis as detailed in note 3 and comprise the metallurgical plants, tailings and raw water dams, power plants and mine infrastructure and development costs. The net book value of these assets was $1 398.2 million at December 31, 2018 (2017: $1 462.9 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortised over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was $90.7 million at December 31, 2018 (2017: $95.4 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of $1.0 million (2017: $1.2 million).

Post production stripping

Property, plant and equipment include capitalised stripping costs, related to the production phase of opencast mining. The net book value at December 31, 2018 was $17.3 million (2017: $17.8 million).

	Dec 31, 2018	Dec 31, 2017
The remaining maximum estimated useful lives in respect of proven and probable reserves for each mine included above is as follows:
Loulo	14 years	15 years
Gounkoto	12 years	10 years
Tongon	3 years	4 years

11. Investments and loans in subsidiaries and joint ventures

Randgold holds an effective 80% interest in both Loulo and Gounkoto. The remaining 20% interest (Non-controlling interest share) is held by the State of Mali. Randgold holds an effective 89.7% interest in Tongon. The remaining 10% interest (non-controlling interest share) is held by the State of Côte d’Ivoire while 0.3% interest (non-controlling interest share) is held by local Ivorian investors.

$000	Dec 31, 2018	Dec 31, 2017
Non-controlling interest share balance brought forward January 1	285 914	253 258
Share of profits	38 324	57 030
Non-controlling interest share of Gounkoto and Tongon dividend	(24 923)	(24 374)

Non-controlling interest share balance carried forward December 31	299 315	285 914

Set out below is the summarised financial information for the significant subsidiaries.

Loulo

Set out below is the summarised financial information for Loulo:

$000	Dec 31, 2018	Dec 31, 2017
Profit at 100%	56 897	119 699
Profit attributable to non-controlling interest	11 379	23 990

Gounkoto

Set out below is the summarised financial information for Gounkoto:

$000	Dec 31, 2018	Dec 31, 2017
Profit at 100%	121 445	130 942
Profit attributable to non-controlling interest	24 289	26 188

Dividends paid at 100%	48 699	55 643
Dividends paid to non-controlling interest	10 667	13 981

Tongon

Set out below is the summarised financial information for Tongon:

$000	Dec 31, 2018	Dec 31, 2017
Profit at 100%	25 435	67 699
Profit attributable to non-controlling interest	2 617	6 973

Dividends paid at 100%	115 345	88 890
Dividends paid to non-controlling interest	14 256	10 393

The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited, RAL 1 Limited and RAL 2 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures has been accounted for using the equity method.

The following tables represent the group’s share of the assets and liabilities of the respective joint venture which are included in the consolidated balance sheet and statement of comprehensive income within the total investments in joint ventures, share of profits of equity accounted joint ventures and share of equity accounted joint ventures’ other comprehensive income.

Investment in joint ventures

The movements in total investments in joint ventures are as follows:

$000	Dec 31, 2018	Dec 31, 2017
Beginning of year
Investments in equity accounted joint ventures	1 440 610	1 414 211
Other investments in joint venture	50 109	34 423
Total investments in joint ventures	1 490 719	1 448 634
Funds invested in equity accounted joint ventures	9 123	30 898
Loans repaid by equity accounted joint ventures	—	(746)
Share of profits of equity accounted joint ventures	97 082	11 950
Dividends	(88 806)	—
Share of other comprehensive expense of joint ventures	—	(17)

End of year
Investments in equity accounted joint ventures	1 450 688	1 440 610
Other investments in joint ventures	57 571	50 109

Total investments in joint ventures	1 508 259	1 490 719

Kibali (Jersey) Limited

Set out below is the summarised financial information for Kibali (Jersey) Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2018	Dec 31, 2017
Summarised statement of financial position
Current
Cash and cash equivalents	123 931	3 288
Other current assets (excluding cash)	206 027	166 278

Total current assets	329 958	169 566

Financial liabilities (excluding trade payables)	(11 425)	(8 656)
Other current liabilities (including trade payables)	(64 589)	(105 565)

Total current liabilities	(76 014)	(114 221)

Non-current
Assets	2 658 505	2 833 946
Financial liabilities	(28 991)	(41 210)
Other liabilities	(23 640)	(23 244)

Total non-current liabilities	(52 631)	(64 454)

Net assets	2 859 818	2 824 837

$000	Dec 31, 2018	Dec 31, 2017
Summarised statement of comprehensive income
Revenue	1 041 035	754 852
Depreciation and amortisation	(329 519)	(264 415)
Interest income	3 380	4 147
Interest expense	4 465	(5 478)
Profit before tax	227 970	(40 349)
Income tax	(15 972)	54 333
Post-tax profit	211 981	13 984

$000	Dec 31, 2018	Dec 31, 2017
Reconciliation of the group’s summarised financial information presented to the carrying amount of the group’s interest in the Kibali joint venture
Opening net assets January 1	2 824 837	2 780 887
Profit for the period	211 981	13 984
Loss on available-for-sale financial asset	—	(34)

Other comprehensive loss	—	(34)
Funds advanced	—	30 000
Dividends received	(177 000)	—

Closing net assets	2 859 818	2 824 837

Interest in joint venture at 50%	1 429 909	1 412 419

Mineral property at acquisition	20 000	23 549

Adjustment to reflect attributable interest	8 114	8 793

Carrying value	1 458 023	1 444 760

The group’s effective interest in Kibali is 45%. The group holds a 50% joint venture interest in Kibali (Jersey) Limited with AngloGold Ashanti. Joint control is provided through shareholdings and the joint venture agreement. Kibali (Jersey) Limited holds an effective 90% interest in Kibali Goldmines SA thereby giving the group an effective 45% interest in that mine. Kibali (Jersey) Limited also includes certain corporate holding companies and associated corporate charges. Refer to note 1 for details.

Kibali (Jersey) Limited has made loans indirectly to Kibali Goldmines SA totalling $2.7 billion at year end (December 31, 2017: $2.7 billion), to fund the development of the mine. The loans are eliminated on consolidation at the Kibali (Jersey) Limited level. Consequently, Kibali (Jersey) Limited will receive 100% of the cash flows from Kibali Goldmines SA, until the loans have been repaid. The loans carry interest at the rate of 8% per annum.

Note that the KAS 1 Limited asset leasing joint venture in which the group has an effective 25.01% interest is included within the Kibali joint venture as Kibali (Jersey) Limited is the joint venture partner with Bouygues Travaux Publics SAS (“BYTP”).

Morila

Set out below is the summarised financial information for Morila which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2018	Dec 31, 2017
Summarised statement of financial position
Current
Cash and cash equivalents	6 998	86
Other current assets (excluding cash)	60 610	54 126

Total current assets	67 608	54 212

Other current liabilities (including trade payables)	(49 492)	(39 299)

Total current liabilities	(49 492)	(39 299)

Non-current
Assets	1 170	9 524
Other liabilities	(37 132)	(29 607)

Total non-current liabilities	(37 132)	(29 607)
Net assets/liabilities	(17 846)	(5 172)

Summarised statement of comprehensive income
Revenue	96 046	86 073
Depreciation and amortisation	(16 435)	(16 480)
Interest income	—	18
Interest expense	(1 738)	(1 080)

Loss before tax	(12 674)	(239)
Income tax	—	—

Post-tax loss	(12 674)	(239)

Other comprehensive expense	—	—

Total comprehensive expense	(12 674)	(239)

$000	Dec 31, 2018	Dec 31, 2017
Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in the Morila joint venture
Summarised financial information
Opening net (liabilities)/assets January 1	(5 172)	(4 933)

Loss for the period	(12 674)	(239)

Closing net liabilities	(17 846)	(5 172)

Interest in joint venture at 40%	(7 138)	(2 069)

Funding advanced	2 500	—

Carrying value	(4 638)	(2 069)

Refer to note 1 for the nature of operations, country of incorporation and the ownership interest in Morila. Joint control exists through the joint venture agreement with AngloGold Ashanti.

RAL 1 Limited

Set out below is the summarised financial information for RAL 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2018	Dec 31, 2017
Summarised statement of financial position
Current
Cash and cash equivalents	3 817	8 820
Other current assets (excluding cash)	3 750	805

Total current assets	7 567	9 625
Other current liabilities (including trade payables)	(40 432)	(19 237)

Total current liabilities	(40 432)	(19 237)

Non-current
Assets	67 762	32 474
Financial liabilities	(32 624)	(21 351)

Total non-current liabilities	(32 624)	(21 351)

Net assets	2 273	1 511
Summarised statement of comprehensive income
Revenue	11 719	5 186
Depreciation and amortisation	(7 969)	(3 647)
Interest income	247	554
Interest expense	(2 234)	(1 018)
Profit before tax	762	648

Income tax	—	—
Post-tax profit	762	648

Other comprehensive income	—	—

Total comprehensive income	762	648

Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in the RAL 1 joint venture
Opening net assets January 1	1 511	863

Profit for the period	762	648

Closing net assets	2 273	1 511

Interest in joint venture at 50.1%	1 139	757

Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	28 428	21 970

Carrying value	29 567	22 727

RAL 1 Limited is an asset leasing joint venture in which the group has a 50.1% interest with BYTP being the joint venture partner. The joint venture operates in Mali and Côte d’Ivoire and is incorporated in Jersey.

RAL 2 Limited

Set out below is the summarised financial information for RAL 2 Limited which are accounted for using the equity method (amounts stated at 100% before intercompany eliminations). The group has a 50.1% interest with WAMFF Ltd being the joint venture partner.

$000	Dec 31, 2018	Dec 31, 2017
Summarised statement of financial position
Current
Cash and cash equivalents	3 701	1 692

Other current assets (excluding cash)	3 096	5 790
Total current assets	6 797	7 482

Other current liabilities (including trade payables)	(13 956)	(19 911)
Total current liabilities	(13 956)	(19 911)

Non-current
Assets	21 756	32 583
Financial liabilities	(13 098)	(18 737)

Total non-current liabilities	(13 098)	(17 737)

Net assets	1 499	1 417
Summarised statement of comprehensive income
Revenue	13 247	18 679
Depreciation and amortisation	(10 408)	(14 395)
Interest expense	(1 450)	(2 080)
Profit before tax	82	363

Income tax	—	—
Post-tax profit	82	363

Other comprehensive income	—	—

Total comprehensive income	82	363

Reconciliation of the summarised financial information presented to the carrying amount of the group’s interest in the RAL 2 joint venture
Opening net assets January 1	1 417	1 054
Profit for the period	82	363

Closing net assets	1 499	1 417

Interest in joint venture at 50.1%	751	710

Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	26 644	26 644

Carrying value	27 395	27 354

Refer to note 18 for details of joint venture capital commitments.

KGL Isiro SARL

KGL Isiro SARL is an exploration company in which the group has a 51% interest with Kilo Goldmines Ltd being the joint venture partner. The total exploration expenses incurred in 2018 amounted to $0.1 million (2017: $0.1 million), of which $0.1 million (2017: $0.1 million) is the group’s share. The net loss and net assets are immaterial.

12. Deferred taxation

$000	NOTE	Dec 31, 2018	Dec 31, 2017
The movement on deferred taxation is as follows:
At the beginning of the year		52 781	42 386
Statement of comprehensive income charge	5	10 460	10 395

At the end of the year		63 241	52 781
Deferred taxation assets and liabilities comprise the following:
Accelerated tax depreciation		62 641	52 181
Deferred stripping		600	600

Deferred tax liability		63 241	52 781

Deferred tax is calculated on temporary differences under the liability method using the tax rate applicable to each mine as disclosed in note 5. There is no deferred tax on other comprehensive income items. There are no unrecognised deferred tax liabilities in respect of undistributed profits.

13. Trade and other payables

$000	NOTE	Dec 31, 2018	Dec 31, 2017
Trade payables		50 304	26 766
Payroll and other compensation		14 071	13 513
Accruals and other payables[1]		374 680	101 407
Gounkoto priority dividend	3	10 018	7 602

		449 073	149 288

[1]	Included within accruals and other payables is $256.2 million relating to the dividend declared, authorised and approved but unpaid as at December 31, 2018 detailed in note 7.

14. Provision for environmental rehabilitation

$000	Dec 31, 2018	Dec 31, 2017
Opening balance	55 738	55 455
Unwinding of discount	1 391	1 386
Change in estimates	(2 276)	(1 103)

At 31 December	54 853	55 738

As at December 31, 2018, $26.4 million of the provision relates to Loulo (2017: $27.2 million), $19.4 million (2017: $19.7 million) of the provision relates to Tongon, while $9.1 million relates to Gounkoto (2017: $8.8 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 3.0% (2017: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Rehabilitation cash flows are risk adjusted. Limited environmental rehabilitation regulations currently exist in Mali and Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its mines. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current LoM plans envisage the expected outflow to occur at the end of the LoM which is 2032 for Loulo, 2021 for Tongon and 2030 for Gounkoto.

15. Employment cost

The group contributes to several defined contribution provident funds. The provident funds are funded on the ‘money accumulative basis’ with the members and company having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the above mentioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.

Total employee benefit cost

$000	Dec 31, 2018	Dec 31, 2017
Short term benefits	80 166	75 507
Pension contributions	12 812	13 665
Share-based payments	44 539	21 993

Total	137 517	111 165

Executive Director remuneration

$000	Base Salary		Annual bonus		Other payments[1]		Total
	2018	2017	2018	2017	2018	2017	2018	2017
DM Bristow	1 790	1 738	3 188	3 148	281	2 737	5 259	7 622
GP Shuttleworth	769	718	1 010	1 099	76	619	1 855	2 436

Total	2 559	2 456	4 198	4 247	357	3 356	7 114	10 059

[1]

Other payments include expenses for restricted share awards, performance share awards, co-investment plan awards and long term incentive plan awards which are costed in accordance with IFRS 2, based on the valuation at the date of grant rather than the value of the awards that vested in the year. Vesting is subject to a number of vesting conditions which may or may not be achieved.

Non-Executive Director remuneration

$000	Fees		Other payments[1]		Total
	2018	2017	2018	2017	2018	2017
CL Coleman	305	305	206	222	511	527
S Ba-N’Daw	95	95	124	133	219	228
K Dagdelen[2]	—	23	—	—	—	23
J Kassum	150	150	124	133	274	283
O Kirtley	120	102	124	133	244	235
J Mabunda Lioko	70	78	124	133	194	212
AJ Quinn	225	225	165	178	390	403

Total	965	978	867	934	1 832	1 912

[1]

Other payments consisted only of the annual award of shares to each non-executive director approved at the Annual General Meeting (NASDAQ Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day – 2018: $82.49 per share; 2017: $88.95 per share).

[2]	Dr Dagdelen retired from the board on May 2, 2017.

Share-based payments

Share options, restricted shares and participation in co-investment plan share awards are granted to executive directors and employees in exchange for services rendered. Shares are awarded to non-executive directors for services rendered as approved by shareholders at the Annual General Meeting.

Share-based payments – share options

The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model. Options vest after two, three and four years and lapse after a maximum term of 10 years. No new options were granted during the year and therefore no inputs to the option model, etc. are provided for the current year. 2 000 share options were exercised during 2018 at a weighted average exercise price of $45.27 and at a weighted average share price of $81.39 on the dates of exercise. No options lapsed during the year.

The following table summarises the information about the options outstanding, including options that are not yet exercisable:

Range of exercise price ($)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
At December 31, 2018	—	—	—

	—	—	—
At December 31, 2017
	2 000	0.39	45.27

	2 000	0.39	45.27

The following table summarises information about options that are exercisable as at December 31, 2018 and 2017:

Range of exercise price ($)	Number of exercisable options	Weighted average exercise price ($)
At December 31, 2018
26.26 – 46.34	—	—

	—	—

At December 31, 2017
26.26 – 46.34	2 000	45.27

	2 000	45.27

Share-based payments – restricted shares and participation in co-investment plan

The Company operates restricted share schemes for executive directors and employees, participation in a co-investment plan for executive directors and senior management and a long term incentive plan for executive directors and employees.

Restricted shares issued to employees

Restricted shares issued to employees are subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares. The minimum performance level to be achieved is defined as level 3 on the Company’s performance management system. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is up to five years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the share awards.

The fair value of the restricted shares issued in 2017 are detailed below and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

In 2017, there were 179 100 awards: 149 100 awards in January 2017 and 30 000 awards in August 2017. The market price at the award dates was $94.94 and $93.70 respectively and vested over three, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was $16.3 million over the vesting periods.

There were no awards issued in 2018 as this scheme was replaced by the Long Term Incentive Plan (LTIP) as detailed below.

Restricted share awards granted to executive directors in 2014, 2015, 2016 and 2017

The 2014 awards are subject to three performance conditions: absolute TSR (market based), EPS growth and additional reserves. The 2015, 2016 and 2017 awards are subject to three performance conditions: absolute TSR (market based), total cash cost per ounce and additional reserves. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period.

The fair value of the restricted shares issued to executive directors in 2017 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the year ending December 31, 2017 were as follows:

$000	NOTE	March 2017
Quantity of shares issued		49 357
Fair value of shares awarded		$1.9 million
Performance period		4 years and a 1 year post vesting retention requirement
Risk free interest rate		1.90%
Volatility	15.1	37%
Euromoney Global Gold Index volatility		37%
Correlation used between the Euromoney Global Gold Index and the Company TSR		60%
Weighted average share price on grant and valuation date	15.2	$87.41

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

CEO performance shares

At the company’s annual general meeting in 2013, shareholders approved a one-off award of performance shares to the CEO. The vesting of the performance shares was subject to the achievement of the conditions, four of which were met by the end of 2016, and the CEO continuing to hold office or employment with the Company during the period of three years from April 29, 2013, the date of grant of the award of performance shares. The fair value was determined at $4.0 million. The final condition of the performance shares, relating to completion of the vertical shaft at the Kibali gold mine and the vertical shaft completion sign off by the contractor and the representative of the Kibali gold mine. The final tranche of the award (10 007 shares) was awarded in March 2018.

Long term incentive shares issued to employees in 2018

During 2018 the restricted share award scheme was replaced by the LTIP. LTIP restricted shares issued to employees are subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares as well as a number of company related performance criteria (as detailed below). The minimum performance level to be achieved is defined as level 3 on the company’s performance management system. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is up to three years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the share awards.

Performance condition	Individual measures	Weighting
Part 1 Performance Condition: Individual Contribution	Personal Outputs	50%

Part 2 Performance Condition: Safety and Environmental	Loss Time Injury Frequency Rate	4%

	Number of Class 1 Environmental Incidents	2%

	Number of Class 2 Environmental Incidents	2%

	Fresh water usage/t milled	2%

Part 3 Performance Condition: Company’s Strategic Objectives	Total Cash Cost per Ounce (weighted by production per year)	13%

	Relative TSR	13%

	Reserve Replacement Ratio	13%

The fair value of the LTIP shares issued in 2018 are detailed below and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

The fair value of the restricted shares issued in 2018 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2018 were as follows:

$000	NOTE	August 2018
Quantity of shares issued		264 284
Fair value of shares issued		$19.4 million
Performance period		3 years
Volatility	15.1	34%
Risk-free interest rate		2.65%
Dividend yield		0%

Weighted average share price on grant and valuation date	15.2	$79.91

15.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

LTIP share awards granted to executive directors in 2018

The LTIP Share Scheme for 2018 awards are subject to three performance conditions: relative TSR compared to the Euromonet Global Gold Index, total cash cost per ounce and reserve replacement ratio. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period.

The fair value of the restricted shares issued to executive directors in 2018 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the year ending December 31, 2018 were as follows:

$000	NOTE	May 2018
Quantity of shares issued		97 384
Fair value of shares awarded		$6.7 million
Performance period		4 years and a 1 year post vesting retention requirement
Risk free interest rate		2.65%
Volatility	15.1	34%
Euromoney Global Gold Index volatility		35%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%
Weighted average share price on grant and valuation date	15.2	$79.91

15.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Accelerated vesting of share awards

As a result of the merger with Barrick which closed on January 1, 2019, the Randgold board approved on December 18, 2018 the following items:

•	Awards under the Randgold Long-Term Incentive Plan were to be exchanged for equivalent awards over Barrick Shares.

•

Awards under the Randgold Co-investment Plan vested in connection with the merger to the extent that the applicable performance conditions had been satisfied; provided that, such awards would be subject to time pro-rating.

•

For executive directors, a time-prorated number of awards under the Randgold Restricted Share Scheme vested in connection with the merger to the extent that the applicable performance conditions had been satisfied. To the extent that any such award under the Randgold Restricted Share Scheme has not vested as a result of time pro-rating, such portion of the award was exchanged for equivalent awards over Barrick Shares and remained subject to performance conditions.

•	For all participants other than executive directors, all awards under the Randgold Restricted Share Scheme vested in full to the extent that the applicable performance conditions had been satisfied.

As a result of the vesting of Randgold Restricted Share Scheme awards as detailed above, an accelerated vesting charge was applicable for the year ended December 31, 2018. Refer to note 23 for details of accelerated vesting charges recorded in the income statement and note 3 for the accounting policy.

Restricted shares issued to executive directors and management (excluding co-investment plan)

Movements in the number of restricted shares outstanding and their issue prices are as follows:

	Weighted market price at award date $ 2018	Weighted market price at award date $ 2017	Shares 2018	Shares 2017	Weighted average remaining contractual life (years) 2018	Weighted average remaining contractual life years) 2017
Shares granted to executive directors
At January 1	82.81	82.62	214 019	191 472
Awarded	—	87.87	—	49 357
Vested	79.50	—	61 031	—
Lapsed	81.08	90.76	(116 208)	(26 810)

At December 31	87.75	82.81	36 780	214 019	0.84	1.39

Shares awarded to employees
At January 1	82.53	82.53	1 063 300	1 220 600
Awarded	—	94.73	—	179 100
Vested	80.50	83.28	(1 000 900)	(259 450)
Lapsed	75.05	80.88	(62 400)	(76 950)

At December 31	—	82.85	—	1 063 300	—	2.45

Shares issued to non-executive directors

	Weighted market price at award date $ 2018	Weighted market price at award date $ 2017	Shares 2018	Shares 2017	Weighted average remaining contractual life (years) 2018	Weighted average remaining contractual life years) 2017
Shares awarded to non-executive directors
At January 1	—	—	—	—
Awarded	82.49	88.99	10 500	10 500
Vested	82.49	88.99	(10 500)	(10 500)

At December 31	—	—	—	—	—	—

Participation in co-investment plan by executive directors in 2017

An executive director may choose to commit shares, either from his own holding or acquired in the market into a co-investment plan. The maximum commitment which may be made is 250% of base salary by the CEO and 125% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index. Following vesting, matched shares are required to be retained for 12 months. There were no awards issued in 2018.

The fair value of awards made under the co-investment plan in 2017 was calculated using a Monte Carlo simulation model.

The key assumptions used in this model for awards made under the co-investment plan during the year ending December 31, 2017 were as follows:

$000	NOTE	March 2017
Quantity of shares committed		61 697
Fair value		$2.8 million
Performance period		3 years
Risk free interest rate		1.66%
Volatility	15.1	37%
Euromoney Global Gold Index volatility		37%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%
Weighted average share price on grant and valuation date	15.2	$87.41

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Participation in co-investment plan by senior management in 2017

Senior management had the opportunity to participate in Randgold’s senior management co-investment plan in 2017. The maximum commitment which may be made in the co-investment plan is 100% of base salary. Committed shares must be retained for three years and may be matched, depending on the relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index. 9 104 shares vested during the year and related to the awards made under the co-investment plan in 2015. There were no awards issued in 2018.

The fair value of awards made under the co-investment plan in 2017 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the co-investment plan during the years ending December 31, 2017 were as follows:

$000	NOTE	March 2017
Quantity of shares committed		6 845
Fair value		$0.3 million
Performance period		3 years
Risk free interest rate		1.66%
Volatility	15.1	37%
Euromoney Global Gold Index volatility		37%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%
Weighted average share price on grant and valuation date	15.2	$87.41

15.1	Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.
15.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Co-investment plan awards to executive directors and management

Movements in the number of shares outstanding and their issue prices are as follows

	Weighted market price at award date $ 2018	Weighted market price at award date $ 2017	Shares 2018	Shares 2017	Weighted average remaining contractual life (years) 2018	Weighted average remaining contractual life years) 2017
Shares granted to executive directors
At January 1	83.79	81.30	187 253	174 730
Awarded	—	87.41	—	61 697
Vested	79.88	79.48	75 119	21 637
Lapsed	86.40	79.38	(112 134)	(27 537)

At December 31	—	83.79	—	187 253	—	3.00

Shares awarded to senior management
At January 1	80.77	79.46	29 843	43 852
Awarded	—	87.41	—	6 845
Vested	77.54	79.75	12 987	7 196
Lapsed	83.27	80.42	(16 856)	(13 658)

At December 31	—	80.77	—	29 843	—	3.00

16. Financial risk management

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures.

Controlling risk in the group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparties, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. The group treasury function operates a 3 tier matrix for all counterparties based on two credit ratings per financial institution. This matrix sets out the maximum amount to be invested with each counterparty dependent upon credit ratings, with a minimum A- credit rating requirement, unless otherwise approved by the audit committee. Any deviations to the policy are reported to the audit committee, who may also grant specific dispensations.

Approximately 10% of the cash for the group was held with the group’s principal bankers at year end with the remainder held with twelve other financial institutions, in line with the treasury policy. The treasury committee is responsible for managing the investment of group funds, currency exposure, liquidity and credit risk. The treasury committee adheres to the treasury risk management policy and counterparty limits and provides regular reports to the board.

The financial risk management objectives of the group are defined as follows:

•	Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk, interest rate risk and credit risk;

•	Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;

•	Ensuring that investment and any hedging transactions are undertaken with creditworthy counterparties; and

•

Ensuring that all contracts and agreements related to risk management activities are coordinated consistently throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

The group continues to hold material TVA receivable balances in Mali and in the DRC. While management continue to pursue recovery of the TVA in cash, it is recognised that in practice given the continued absence of payment, the TVA may only be recovered through the tax offset mechanism set out in the establishment conventions in Mali and under the recent settlement agreement reached in DRC. Management reported the TVA position and movements on a quarterly basis to the audit committee and the board.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into any material derivatives to manage these currency risks and no significant positions were held in 2018 and 2017. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2018 and 2017. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

$000	Dec 31, 2018	Dec 31, 2017
Level of exposure of foreign currency risk Carrying value of foreign currency balances Cash and cash equivalents includes balances denominated in:
• Communautè Financière Africaine franc (CFA)	3 507	676
• Euro (EUR)	448	2 170
• South African rand (ZAR)	139	1 217
• British pound (GBP)	2 598	702
Trade and other receivables includes balances dominated in:
• Communauté Financière Africaine franc (CFA)	22 806	19 165
• South African rand (ZAR)	849	—
• Euro (EUR)	6 701	7 546
• British pound (GBP)	468	46
Trade and other payables includes balances dominated in:
• Communauté Financière Africaine franc (CFA)	(35 592)	(37 067)
• Euro (EUR)	(177)	(321)
• South African rand (ZAR)	(423)	(1 296)
• British pound (GBP)	(1 687)	(742)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balances in Mali are denominated in CFA and while not a financial instrument under IFRS 7, a movement of 10% in the year end rate would have an effect of $12.4 million (2017: $11.4 million) on the receivable shown in Note 8. The TVA balance in Kibali is now substantially denominated in USD and not subject to currency risk. As at December 31, 2017 the balance was denominated in CDF and a 10% movement would have an effect of $12.2 million on the receivable recorded in the balance sheet of Kibali, which is held as an equity accounted investment.

	Closing exchange rate	Effect of 10% strengthening of $ on net earnings and equity $000
At December 31, 2018
Euro (EUR)	0.8737	697
Communauté Financiére Africaine franc (CFA)	573.09	(928)
South African rand (ZAR)	14.38	57
British pound (GBP)	0.79	138

At December 31, 2017
Euro (EUR)	0.8347	940
Communauté Financiére Africaine franc (CFA)	547.53	(1 723)
South African rand (ZAR)	12.36	(8)
British pound (GBP)	0.74	1

The sensitivities are based on financial assets and liabilities held at 31 December where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non ☐ foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements.

The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans.

Based on the company’s current cash resources and available facilities, projected operating cash flows and capital expenditure, we are confident the company will be able to meet its obligations at the present gold price.

Maturity date	Amount $000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days as from December 31, 2018	750 991	1.885%
All less than 90 days as from December 31, 2017	719 808	0.903%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. The Group applies IFRS 9 to measure expected credit losses for receivables and loans including other investments in joint ventures, these are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the group’s principal product, is produced in Mali, Côte d’Ivoire and the DRC. The gold doré produced is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. Further, the group is not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets under IFRS 7, included in receivables is $157.9 million (2017: $142.1 million) (refer to note 8) relating to indirect taxes owing to Loulo and Gounkoto by the State of Mali, which are denominated in CFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $91.8 million (2017: $70.2 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the history of receipts, the settlement agreement reached in Q4 2018 and absence of significant disputed items, albeit receipts remain slow and uncertainty exists as to the timing of recovery.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, buyback shares, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt (net cash).

$000	Dec 31, 2018	Dec 31, 2017
Capital risk management
Trade and other payables	(449 073)	(149 288)
Less: cash and cash equivalents	750 991	719 808
Net position	301 918	570 520
Total equity	3 796 549	3 992 269
Total capital	3 494 631	3 421 749
Gearing ratio	0%	0%

Maturity analysis

The following table analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the statement of financial position to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily correspond with the amounts disclosed in the statement of financial position.

$000	Trade and other payables	Borrowings	Other financial liabilities
At December 31, 2018
Financial liabilities
Within 1 year on demand	414 755	—	—
Later than 1 year and no later than 5 years	—	—	—
After 5 years	—	—	2 765

Total	414 755	—	2 765

At December 31, 2017
Financial liabilities
Within 1 year on demand	134 662	—	—
Later than 1 year and no later than 5 years	—	—	—
After 5 years	—	—	2 765

Total	134 662	—	2 765

17. Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold does not hold any financial instruments that are fair valued using a level 1, 2 or 3 valuation. No material derivative financial instruments currently exist. All other financial instrument carrying values approximate fair value.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, loans to and from subsidiaries and joint ventures

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Amortised Cost
$000	Dec 31, 2018	Dec 31, 2017
Financial assets
Cash and cash equivalents	750 991	719 808
Trade and other receivables	258 604	239 327

Total	1 009 595	959 135

Amortised Cost
$000	Dec 31, 2018	Dec 31, 2017
Financial liabilities
Trade and other payables	449 073	149 288
Loans to minorities	2 765	2 765

Total	451 838	152 053

Gold price contracts

The group is fully exposed to the spot gold price on gold sales.

18. Commitments and contingent liabilities

$000	Dec 31, 2018	Dec 31, 2017
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property plant and equipment – subsidiaries	28 041	17 262

Commitments of joint ventures (attributable share)
Kibali	10 209	8 599

Morila	—	—

RAL 1	—	16 262

Total commitments of joint ventures (attributable share)	10 209	24 861

	38 250	42 123

Under the Kibali (Jersey) Limited Joint Venture Agreement (Kibali JVA) the obligation of the parties (Randgold Resources (Kibali) Limited and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to operating costs, capital costs and other costs) of Kibali and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in Kibali at the time any such future funding is required. In accordance with the Kibali JVA, Kibali will be funded via intercompany loans provided indirectly from Kibali (Jersey) Limited. Kibali declared a dividend of $177.0 million to shareholders in 2018. The approved capital expenditure plan for 2019 is $108.7 million (2018: $153.9 million) and is expected to be self-funded by operating cash flows.

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of 5 years thereafter. The future aggregate minimum lease payments1 under operating leases are as follows:

$000	Dec 31, 2018	Dec 31, 2017
No later than 1 year	12 857	2 886
Later than 1 year and no later than 5 years	8 886	11 544
Later than 5 years	24 958	8 658

	12 857	23 088

[1]	These payments include payments for non-lease elements in the arrangement.

As discussed more fully in note 4 the group has received claims for various taxes in respect of subsidiaries and joint ventures from the State of Mali totalling $267.7 million (2017: $200.5 million). The group considers the material claims to be without merit or foundation.

19. Related party transactions

Income from joint ventures

$000	Year ended Dec 31, 2018	Year ended Dec 31, 2017
Net income from Morila	3 574	3 764
Net income from Kibali	104 301	13 829
Net income from RAL 1	1 595	778
Net income from RAL 2	1 261	2 595

Net income refers to interest, management fees, recharges and dividends.

In terms of the operator agreement with Morila, a management fee calculated as 1% of the total sales of Morila is payable to Randgold (through Mining Investment (Jersey) Ltd). Randgold (through Randgold Resources (Somilo) Ltd) is the operator of the Loulo gold mine, the Tongon gold mine (through Mining Investment (Jersey) Ltd) as well as the Gounkoto gold mine (through Randgold Resources (Gounkoto) Ltd).

Key management remuneration

$000	Year ended Dec 31, 2018	Year ended Dec 31, 2017
Short term employee benefits	13 229	13 009
Share-based payments	9 097	10 831

Total	22 326	23 840

This includes compensation for two executive directors of the company (2017: 2), six non-executive directors (2017: 8) and 21 executive management personnel (2017: 22).

20. Mining and processing costs and other disclosable items

$000	Year ended Dec 31, 2018	Year ended Dec 31, 2017
Mine production costs	515 426	473 909
Movement in production inventory and ore stockpiles	(54 783)	(12 095)
Depreciation and amortisation	195 765	182 900
Other mining and processing costs	66 120	63 125

	722 528	707 839

21. Exploration and corporate expenditure

$000	Year ended Dec 31, 2018	Year ended Dec 31, 2017
Exploration and corporate expenditure comprise:
Exploration expenditure	33 883	27 705
Corporate expenditure	30 815	20 080

	64 698	47 785

22.	Finance income and costs

$000	Year ended Dec 31, 2018	Year ended Dec 31, 2017
Finance income – interest income	12 479	5 432
Finance income – net foreign exchange gain on financing activities	212	586

Finance income	12 691	6 018

Interest expense – borrowings	(3 922)	(1 721)
Finance costs – net foreign exchange loss on financing activities	—	—
Unwind of discount on provisions for environmental rehabilitation	(1 391)	(1 386)

Finance costs	(5 313)	(3 107)

Finance income – net	7 378	2 911

Interest income arises on cash and cash equivalents.

Interest expenses arise on liabilities measured at amortised cost.

23. Other income and other expenses

$000	Year ended Dec 31, 2018	Year ended Dec 31, 2017
Management fees[1]	6 956	5 244
Operational foreign exchange gains	10 770	9 684
Other income	6 445	—

Total other income	24 171	14 928

Merger transaction fees[2]	29 387	—
Accelerated IFRS 2 charge[3]	26 223	—
Operational foreign exchange losses	16 925	4 771
Additional TVA discounting provisions[4]	17 600	—
Operational costs during periods of industrial action[5]	16 200	—
Other expenses	7 988	3 094

Total other expenses	114 323	7 865

[1]	Management fees relate to fees received from Morila and Kibali and reflect the joint venture partners’ share of such fees.
[2]	Merger transaction fees relate to the transaction fees for the merger with Barrick on January 1, 2019.
[3]

Accelerated IFRS 2 charges relate to accelerated non cash share based payment charges incurred as a result of the merger with Barrick with the trigger event for vesting being prior to December 31, 2018.

[4]

Provisions relate to additional tax provisions made principally relating to the time value of money provisions and other TVA related provisions in respect of the anticipated timing of the resolution of outstanding tax claims and timing of the receipt of TVA receivables.

[5]

Included within other expenses in the year is $6.4 million relating to ongoing costs attributable to the period without associated revenue at Loulo due to sustained industrial action and $9.8 million of costs classified to other expenses relating to ongoing costs attributable to the period without associated revenue at Tongon due to the sustained illegal industrial action.

24. Subsequent events

Merger with Barrick

On 24 September 2018, Randgold and Barrick announced an agreement on the terms of a recommended share-for-share merger of Randgold and Barrick. The transaction closed on 1 January 1 2019, with Barrick acquiring 100% of the issued and outstanding Randgold shares. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company.

Payment of dividend

As detailed in note 7 on January 11, 2019 the Company paid a dividend relating to shareholders as declared on December 18, 2018.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE TWELVE MONTHS ENDED

DECEMBER 31, 2018

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2018

(in millions of United States dollars, except per share data) (Unaudited)

	Barrick	Randgold	Pro Forma Adjustments		Pro Forma Consolidated
Revenue	$7,243	$1,135			$8,378

Costs and expenses (income)
Cost of sales	5,220	782	202	A	6,204
General and administrative expenses	265	30			295
Exploration, evaluation and project expenses	383	34			417
Impairment (reversals) charges	900	—			900
Loss on currency translation	136	—			136
Closed mine rehabilitation	(13)	—			(13)
Income from equity investees	(46)	(97)	65	B	(78)
Other expense (income)	90	90			180

Income before finance costs and income taxes	$308	$296	$(267)		$337
Finance costs, net	(545)	7			(538)

Income before income taxes	$(237)	$303	$(267)		$(201)
Income tax expense	(1,198)	(76)	49	C	(1,225)

Net (loss) income	$(1,435)	$227	$(218)		$(1,426)

Attributable to:
Equity holders of Barrick Gold Corporation	$(1,545)	$189	$(192)		(1,548)
Non-controlling interests	$110	$38	$(26)	D	122

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation
Net (loss) income
Basic	$(1.32)	$2.00	$(0.11)	E	$(0.88)
Diluted	$(1.32)	$1.98	$(0.11)	E	$(0.88)

Pro Forma Consolidated Balance Sheet

As at December 31, 2018

(in millions of United States dollars) (Unaudited)

	Barrick	Randgold	Pro Forma Adjustments		Pro Forma Consolidated
ASSETS
Current assets
Cash and equivalents	$1,571	$751			$2,322
Accounts receivable	248	193			441
Inventories	1,852	165			2,017
Other current assets	307	—			307

Total current assets	$3,978	$1,109	$—		$5,087
Non-current assets
Non-current portion of inventory	1,696	164			1,860
Equity in investees	1,234	1,508	1,654	F	4,396
Other investments	—	—			—
Property, plant and equipment	12,826	1,525	2,377	G	16,728
Intangible assets	227	—			227
Goodwill	1,176		1,700	G	2,876
Deferred income tax assets	259				259
Other assets	1,235	66			1,301

Total non-current assets	$18,653	$3,263	$5,731		$27,647

Total assets	$22,631	$4,372	$5,731		$32,734

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,101	$449			$1,550
Debt	43	—			43
Current income tax liabilities	203	5			208
Other current liabilities	321	—			321

Total current liabilities	$1,668	$454	$—		$2,122
Non-current liabilities
Debt	5,695	—			5,695
Provisions	2,904	55			2,959
Deferred income tax liabilities	1,236	63	679	H	1,978
Other liabilities	1,743	3			1,746

Total non-current liabilities	$11,578	$121	$679		$12,378

Total liabilities	$13,246	$575	$679		$14,500

Total equity attributable to Barrick Gold Corporation shareholders	$7,593	$3,497	4,413	I	$15,503
Non-controlling interests	1,792	300	639	G	2,731

Total equity	$9,385	$3,797	$5,052		$18,234

Total liabilities and equity	$22,631	$4,372	$5,731		$32,734

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of presentation

The unaudited pro forma consolidated statement of income for the year ended December 31, 2018 (hereinafter, the “pro forma statement of income”) and the unaudited pro forma consolidated balance sheet as at December 31, 2018 (hereinafter, the “pro forma balance sheet” and, together with the pro forma statement of income, the “pro forma financial statements”), gives effect to the acquisition by Barrick Gold Corporation (“Barrick”) of Barrick Gold (Holdings) Limited, formerly Randgold Resources Limited (“Randgold”), as if the acquisition took place on January 1, 2018 for the unaudited pro forma statement of income and December 31, 2018 for the pro forma balance sheet. Randgold changed its name to Barrick Gold (Holdings) Limited, following the merger with Barrick on January 1, 2019, however, for ease of understanding we continue to refer to the company as Randgold in these financial statements. The pro forma financial statements have been prepared by Barrick management in accordance with the recognition and measurement principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and incorporate the significant accounting policies expected to be used to prepare consolidated financial statements after the acquisition described in Note 2. The pro forma financial statements as at and for the twelve months ended December 31, 2018 have been derived using the following information:

a.	the audited consolidated financial statements of Barrick for the year ended December 31, 2018;

b.	the audited consolidated financial statements of Randgold for the year ended December 31, 2018;

c.	such other supplementary information as was considered necessary to reflect the acquisition in the pro forma financial statements.

Certain items on Randgold’s consolidated financial statements have been reclassified to conform to Barrick’s presentation. These are summarized as below:

Pro forma presentation	Randgold financial statement presentation
Cost of sales	Sum of “Mining and processing costs” and “royalties”
General and administrative expenses	Subset of “Exploration and corporate expenditure”
Exploration, evaluation and project expenses	Subset of “Exploration and corporate expenditure”
Other expense (income)	Sum of “Other income” and “Other expense”
Other assets	“Trade and other receivables” (non-current)
Provisions	“Provision for rehabilitation”
Other liabilities	“Loans from minority shareholders”

The pro forma financial statements have been prepared for illustrative purposes only to show the effect of the acquisition (as described further in Note 2). The pro forma statement of income reflect that Barrick has acquired all of Randgold’s outstanding shares.

The pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the transaction will likely differ from those recorded in the pro forma financial statements. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma financial statements as at and for the twelve months ended December 31, 2018 are those set out in Barrick’s consolidated financial statements as at and for the twelve months ended December 31, 2018. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify Randgold accounting policy differences that could have a material impact in the pro forma financial statements. No such material differences were identified.

The pro forma financial statements should be read in conjunction with the historical consolidated financial statements of both Barrick and Randgold for the year ended December 31, 2018.

Note 2 – The Acquisition

On September 24, 2018, Barrick announced an agreement on the terms of a recommended share-for-share merger of Barrick and Randgold. The transaction closed on January 1, 2019, with Barrick acquiring 100% of the issued and outstanding Randgold shares. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration for the acquisition is $7.9 billion. Barrick began consolidating the operating results, cash flows and net assets of Randgold on January 1, 2019.

The acquisition by Barrick of Randgold will be accounted for under IFRS using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Randgold’s net reported assets at their estimated fair values at December 31, 2018 for the pro forma statement of income, and the subsequent accounting for Randgold as a consolidated subsidiary.

The purchase price of the acquisition is as follows:

Number of Barrick common shares issued to Randgold shareholders	583,669,178
Closing price of Barrick’s common shares on December 31, 2018	$13.54

Value of share consideration	$7,903
Other consideration	$5

Total purchase price (millions)	$7,908

Barrick has performed a preliminary allocation of the purchase price to the assets and liabilities acquired. There will be adjustments to the estimated fair values as the valuation work is finalized and the purchase price allocation is finalized.

Acquisition costs related to the merger of approximately $37 million and $29 million were expensed by Barrick and Randgold, respectively, in the year ended December 31, 2018. As at December 31, 2018, Barrick and Randgold had declared and unpaid dividends of $82 million and $254 million, respectively, which were settled in January.

Note 3 — Pro forma assumptions and adjustments

The pro forma statement of income for the year ended December 31, 2018 gives effect to the business combination of Barrick and Randgold as if such combination occurred on January 1, 2018. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Randgold occurred on January 1, 2018, nor is it necessarily indicative of future consolidated operating results.

The pro forma balance sheet as at December 31, 2018 gives effect to the business combination of Barrick and Randgold as if such combination occurred on December 31, 2018. The pro forma balance sheet is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position of the combined companies.

The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, or (iii) changes in Barrick’s business associated with growth projects and asset sales.

The pro forma financial statements as at and for the year ended December 31, 2018 includes the following pro forma assumptions and adjustments:

A.	An increase in cost of sales of $202 million to reflect the amortization of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

B.

A decrease in income from equity investees of $65 million to reflect the amortization of the fair value increments related to equity method investments identified in the preliminary purchase price allocation.

C.	A decrease in income tax expense of $49 million to reflect the tax effect of the pro forma adjustments.

D.	A net decrease of $26 million in net income attributable to non-controlling interest holders as a result of the increase in cost of sales and partially offsetting decrease in income tax expense.

E.	Pro forma earnings (loss) per share calculation

Year ended December 31, 2018	($ millions)
Net income (loss) attributable to Barrick shareholders	$(1,545)
Net income (loss) attributable to Randgold shareholders	189

Pro forma adjustments	(192)

Pro forma consolidated net income (loss)	$(1,548)

Pro forma weighted average shares outstanding	(millions)
Weighted average outstanding Barrick shares	1,167
Barrick shares issued to Randgold shareholders	584
Basic	1,751
Diluted	1,751
Pro forma earnings (loss) per share attributable to Barrick shareholders
Basic	$(0.88)
Diluted	$(0.88)

F.

An increase in equity method investments of $1,654 million (property, plant and equipment of $924 million, goodwill of $1,007 million, and deferred income tax liability of $277 million) to reflect the fair value increments identified in the preliminary purchase price allocation.

G.

An increase in property, plant and equipment of $2,377 million, goodwill of $1,700 million and non-controlling interest of $639 million to reflect the fair value increments identified in the preliminary purchase price allocation.

H.	An adjustment to reflect a deferred tax liability of $679 million as a result of the fair value increase to the acquired assets and liabilities.

I.	An adjustment to reflect the elimination of Randgold’s historical shareholders’ equity accounts and the issuance of new Barrick common shares.